U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[X] Form 10-KSB;[ ] Form 20-F;[ ] Form 11-K;[ ] Form 10-QSB;[ ] Form N-SAR

     For Period Ended:                                   December 31, 2004

     [ ]Transition Report on Form 10-KSB                  SEC FILE NUMBER
     [ ]Transition Report on Form 20-F                      033-03362-D
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-QSB
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________
______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

Part I--Registrant Information
______________________________________________________________________________

   Full Name of Registrant:               KLEENAIR SYSTEMS, INC.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    1711 Langley Avenue
           City, State & Zip Code         Irvine, CA  92614
______________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semiannual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

______________________________________________________________________________

Part III--Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     During 2004, the Company's affiliate in England reorganized itself and issued shares pursuant to an English offering. The management of the Company participated in the preparation of the offering docuemnts for that offering and has participated in the mangagment of that entity. Such efforts have caused him to spend sigificant amounts of time in England during the fourth quarter of 2004 and during the first quarter of 2005.
This time is required because the Company's produts are being offered for sale there and sales continue to require focused efforts to educate potential buyers as to the benefits of the Company's products. Due to the small size of the staff of the Company and of its English affiliate, delays have occured in obtaining financial statements for the affiliate which is 23% owned by the Company. These delays have further delayed the completion of audit procedures with regard to the Company and its affiliate.

     Our auditor has informed us that he has not quite finalized his auditing procedurs and still has to do a review of the overall filing included under Form 10-KSB before issuing his audit report. Because of this delay in completion of the audit, management has not been able to complete its review of the audit and the final portions of the Form 10-KSB. We feel that rushing to meet the deadline would not be prudent and would not allow time for due professional care in reviewing the financial stateemnts and Form 10-KSB.

     As a result, we believe that it is not reasonably possible for us to be able to file our annual report by the 90 day due date.

    Completion of the filing is fully expected to occur within the fifteen day extension created through this notification.

______________________________________________________________________________

Part IV--Other Information
______________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:     Lionel Simons          (949) 955-3492

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          KLEENAIR SYSTEMS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 2005                      By: /s/   LIONEL SIMONS.
                                            Lionel Simons, President and
                                            Principal Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
______________________________________________________________________________

                         Robert Early & Company, P.C.
                         2500 S. Willis, Suite 104
                             Abilene, TX  79605
                               (325) 691-5790



March 30, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  KleenAir Systems, Inc.
     SEC File # 033-03362-D


Dear Sir or Madam:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of KleenAir Systems, Inc. and have been engaged to perform an audit its financial statements for the year ended December 31, 2004. The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual report on Form 10-KSB for the year ended December 31, 2004 partially because our firm has not yet issued its audit report on the Registrant's financial statements for such period.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have not provided the final version of our audit report. This delivery has been delayed because of a delay in the completion of certain auditing procedures due to the delay in receiving certain pertinent audit documentation.

We believe that the audit will be completed in time to file the Form 10-KSB within the fifteen day extension period.

Very truly yours,


/s/ Robert Early & Company, P.C.
ROBERT EARLY & COMPANY, P.C.